2/9/06 SS
HB 2/9/06


05076770


SEC MAIL PROCESSING
RECEIVED
DEC 2 9 2005
WASH, D.C. 185 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38254

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/04 (MM/DD/YY) AND ENDING 9/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lone Star Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15851 Dallas Parkway, Suite 105
(No. and Street)

Addison	Texas	75001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Ireland 972-701-8620
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillips & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

500 Chestnut, Suite 901	Abilene,	Texas	79602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

XX Certified Public Accountant
· Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB


SEC MAIL
RECEIVED
PROCESSING
DEC 2 9 2005
WASH. D
SECTION

LONE STAR SECURITIES, INC

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

September 30, 2005

PHILLIPS & COMPANY, L.L.P.
Certified Public Accountants
500 Chestnut, Suite 901
Abilene, Texas 79602

OATH OR AFFIRMATION

I, Joe Ireland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lone Star Securities, Inc., as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CELIA R. MICHAELIS
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
JANUARY 7, 2008

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of CASH FLOWS
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PHILLIPS & COMPANY, L.L.P.

Certified Public Accountants

Edgar A. Phillips, CPA
Charles F. Egger, CPA, (1949-2004)
David M. Smith, CPA
Julie R. Folwell, CPA

Phone (325) 677-7991
Toll Free (800) 477-1848
Fax (325) 677-7048

Independent Auditors' Report

Board of Directors
Lone Star Securities, Inc.
15851 Dallas Pkwy, Suite 105
Addison, TX 75001

We have audited the accompanying statement of financial condition of Lone Star Securities, Inc. as of September 30, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lone Star Securities, Inc. as of September 30, 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements of Lone Star Securities, Inc. taken as a whole. The accompanying schedules included in the section entitled Supplemental Financial Information are presented for purposes of additional analysis and are not a required part of the basic financial statements of Lone Star Securities, Inc. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Phillips & Company, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
ABILENE, TEXAS

November 9, 2005

FINANCIAL STATEMENTS

LONE STAR SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
September 30, 2005

ASSETS

Current Assets		
Cash in bank	$ 21,310	
Certificate of deposit	8,530	
Prepaid CRD account	1,435	
Payroll tax refund receivable	663	
Advances to salesmen	25,367	
Advances to issuers	9,068	
Advance to related party	25,000	
Accrued interest receivable	38	
Deferred tax benefit	1,388	
Total current assets		$ 92,799
Fixed Assets		
Leasehold improvements (net of accumulated depreciation)		3,005
Other Assets		
Loan to shareholder		73,364
Total Assets		$ 169,168

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Payroll taxes payable	$ 1,217	
Accounts payable	6,711	
Account payable to related party	10,683	
Federal income tax payable	2,155	
Total Liabilities		$ 20,766
Stockholders' equity		
Preferred stock - $51.20 par value callable and redeemable at $52.45; Authorized 20,000 shares; Issued and outstanding 2,146 shares	109,875	
Discount on preferred stock	(4,966)	
Common stock - no par; authorized 1,000,000 shares; issued and outstanding 1,802 shares	45,965	
Additional paid-in capital	14,800	
Retained deficit	(17,272)	
Total Stockholders' Equity		148,402
Total Liabilities and Stockholders' Equity		$ 169,168

The accompanying notes are an integral part of these financial statements.

LONE STAR SECURITIES, INC.

STATEMENT OF INCOME - CONTINUED
For the Year Ended September 30, 2005

Expenses - Continued		
Repairs	$	1,521
Travel		241
Bonds		803
Insurance		4,978
Unearned commissions		21,273
Contributions		2,279
Total Expenses		1,047,361
Net Income Before Federal Income Tax		2,881
Provision for federal income taxes		
Currrent income tax expense		(2,155)
Deferred tax benefit		1,388
Net Income	$	2,114

LONE STAR SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended September 30, 2005

	Capital Stock		Additional	Discount on		
			Paid In	Preferred	Retained	
	Preferred	Common	Capital	Stock	Deficit	Total
Balances at October 1, 2004	$ 109,875	$ 45,965	$ 14,800	$ (4,966)	$ (19,386)	$ 146,288
Net Income	-	-	-	-	2,114	2,114
Balances at September 30, 2005	$ 109,875	$ 45,965	$ 14,800	$ (4,966)	$ (17,272)	$ 148,402

The accompanying notes are an integral part of these financial statements.

LONE STAR SECURITIES, INC.

STATEMENT OF CASH FLOWS
For the Year Ended September 30, 2005

Cash flows from operating activities	
Net income	$ 2,114
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation expense	87
Deferred tax benefit	(1,388)
Changes in assets and liabilities:	
Increase in prepaid CRD	(1,327)
Increase in accrued interest receivable	(22)
Increase in accounts receivable - issuers	(9,068)
Increase in accounts receivable - related party	(25,000)
Increase in advances to salesmen	(2,152)
Decrease in federal income tax receivable	518
Increase in payroll tax refund receivable	(663)
Increase in accounts payable	6,356
Increase in account payable related party	10,683
Increase in federal income tax payable	2,155
Decrease in payable due to issuer	(1,122)
Increase in payroll taxes payable	317
Net cash used by operating activities	(18,512)
Cash flows from investing activities	
Reduction of loan to shareholder	22,861
Net cash provided by investing activities	22,861
Increase in cash	4,349
Cash and cash equivalents at beginning of year	25,491
Cash and cash equivalents at end of year	$ 29,840

The accompanying notes are an integral part of these financial statements.

LONE STAR SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2005

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This is a summary of the significant accounting policies of Lone Star Securities, Inc. (the Company). The financial statements and notes are representations of the Company's management.

A. NATURE OF BUSINESS

Lone Star Securities, Inc. sells direct participation programs in oil and gas ventures for Harbor Resources, L.L.C. (a related entity) and for other third-party issuers. Lone Star Securities, Inc. has a separate written agreement with each issuer, whereby the Company receives a percentage of the subscriptions sold. Lone Star Securities, Inc. markets the oil and gas programs of the issuers to qualified investors. Lone Star Securities, Inc. does not hold customer funds or securities.

B. METHOD OF ACCOUNTING

The Company prepares its financial statements on the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America. Under the accrual method, revenues are recognized when earned and expenses are recognized when incurred. The Company prepares its tax returns on the cash method of accounting. Under the cash method, revenues are recognized when collected and expenses are recognized when paid. If an expenditure results in an asset having an estimated useful life that extends substantially beyond the year of acquisition, the expenditure is capitalized, and depreciation is recognized as an expense over the estimated useful life of the asset.

C. CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers demand deposits and certificates of deposit with maturity of twelve months or less to be cash equivalents.

D. PROPERTY, PLANT AND EQUIPMENT

The Company follows the practice of capitalizing at cost, all expenditures in excess of $500 that are determined to be acquisitions of property or equipment or improvements to existing property or equipment. Depreciation is provided on the straight-line method over the estimated useful lives of the assets. Buildings and leasehold improvements are estimated to have lives of 39 years. Equipment, furniture and fixtures, and vehicles are estimated to have lives of 5 to 10 years.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

E. INCOME TAXES

The Company has recorded a deferred tax benefit of $1,388 related to the use of different accounting methods for financial and income tax return reporting. The Company uses the accrual method of accounting for financial purposes and the cash method of accounting for income tax return purposes.

F. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. CERTIFICATE OF DEPOSIT

Lone Star Securities, Inc. has a certificate of deposit with First National Bank Baird in the amount of $6,491. The certificate was renewed on July 20, 2005 and matures January 19, 2006. The certificate bears interest at 2.8% to be paid on maturity. Unpaid accrued interest at September 30, 2005 was $36. Lone Star Securities, Inc. also has a certificate of deposit with United Texas Bank in the amount of $2,039. The certificate was renewed on September 17, 2005 and matures March 17, 2006. The certificate bears interest at 2.60% to be paid on maturity. Unpaid accrued interest at September 30, 2005 was $2.

NOTE 3. RELATED PARTY TRANSACTIONS

Lone Star Securities, Inc. is related to Harbor Resources, L.L.C. through common ownership and management. Joseph H. Ireland is the President, Chairman of the Board of Directors, and principal shareholder of Lone Star Securities, Inc. Joseph H. Ireland is also a member and the manager of Harbor Resources, L.L.C. As of September 30, 2005, Lone Star Securities, Inc. has a payable due to Harbor Resources, L.L.C. in the amount of $10,683, and a receivable of $25,000 due from Harbor Resources, L.L.C. During the year ended September 30, 2005, Lone Star Securities, Inc. received commission and due diligence income in the amount of $19,310 from Harbor Resources, L.L.C. During the year ended September 30, 2005, Lone Star Securities, Inc. received reimbursements from issuers on behalf of Harbor Resources, L.L.C. and remitted to Harbor Resources, L.L.C. the amount of $139,849.

NOTE 3. RELATED PARTY TRANSACTIONS—CONTINUED

Lone Star Securities, Inc. has advanced cash in the amount of $73,364 to the principal shareholder Joseph H. Ireland. Mr. Ireland signed a single payment promissory note for $73,364 on September 30, 2005 bearing interest at a rate of 3.9% per year due on September 30, 2006.

NOTE 4. NET CAPITAL REQUIREMENTS

Lone Star Securities, Inc. sells only direct participation programs and does not hold customer funds or securities and therefore is subject to the SEC minimum net capital requirement under SEC Rule 15c3-1 of $5,000. The computation of the net capital of Lone Star Securities, Inc. is as follows:

Total Assets	$ 169,168
Less Total Liabilities	20,766
Total Net Worth	148,402
Less Non-Allowable Assets:	
Leasehold improvements	3,005
Prepaid expenses	1,435
Payroll tax refund receivable	663
Loan to shareholder	73,364
Receivables from non-customers	59,435
Deferred tax benefit	1,388
Accrued interest receivable	38
Net Capital	$ 9,074

No material differences exist in the computation of net capital in the amended focus report, Part IIA for the period beginning July 1, 2005 and ending September 30, 2005.

NOTE 5. CALLABLE REDEEMABLE PREFERRED STOCK

Upon the consent of two members of the Board of Directors of the Corporation, the Corporation may at any time redeem the whole, or from time to time redeem any part, of the preferred shares outstanding by paying in cash the sum of $52.45 per share.

SUPPLEMENTAL FINANCIAL INFORMATION

LONE STAR SECURITIES, INC.

SUPPLEMENTARY INFORMATION
For the Year Ended September 30, 2005

Computation of net capital and aggregate indebtedness under Rule 15c3-1

Excess net capital		
Total stockholders' equity	$	148,402
Less non-allowable assets:		(139,328)
Net capital		9,074
Minimum net capital required		(5,000)
Excess net capital	$	4,074
Aggregate indebtedness to net capital:		
Payroll taxes payable	$	1,217
Accounts payable		6,711
Account payable related party		10,683
Federal income tax payable		2,155
Aggregate indebtedness	$	20,766
Percentage of aggregate indebtedness to net capital		229%

No material differences exist in the computation of net capital in the amended focus report, Part IIA for the year ended September 30, 2005.

November 9, 2005
Date

Phillips & Company, L.L.P.
Certified Public Accountants

LONE STAR SECURITIES, INC.

SUPPLEMENTARY INFORMATION
For the Year Ended September 30, 2005

Statement of Changes in Liabilities Subordinated to Claims of Creditors

The Company had no liabilities subordinated to creditors at September 30, 2004, nor does the Company have any liabilities subordinated to creditors at September 30, 2005.